Exhibit 7

British American Tobacco p.l.c.

27 July 2026

TRANSACTION IN OWN SHARES

British American Tobacco p.l.c. (the "Company") announces that in accordance with the authority granted by shareholders at the Company's Annual General Meeting on 15 April 2026 it purchased the following number of its ordinary shares of 25 pence each ("Shares") from UBS AG London Branch ("UBS") during the period from 20 July 2026 to 24 July 2026 as part of its buyback programme announced on 18 March 2024:

Date of purchase:	20 July 2026	21 July 2026	22 July 2026	23 July 2026	24 July 2026
Number of ordinary shares of 25 pence each purchased:	134,594	130,578	121,191	141,750	107,880
Highest price paid per share (pence):	4,694.00p	4,650.00p	4,678.00p	4,618.00p	4,585.00p
Lowest price paid per share (pence):	4,627.00p	4,592.00p	4,571.00p	4,492.00p	4,460.00p
Volume weighted average price paid per share (pence):	4,663.37p	4,625.37p	4,623.96p	4,539.08p	4,536.30p

The Company intends to cancel the purchased Shares.

Following the purchase and cancellation of these Shares, the Company will have 2,163,059,220 ordinary shares in issue (excluding treasury shares) which carry voting rights and will hold 132,654,339 ordinary shares in treasury. This information may be used by shareholders to determine whether they are required to notify their interest, or a change to their interest, in the Company under the FCA's Disclosure Guidance and Transparency Rules.

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014 as it applies in the UK, a schedule of individual trades carried out by Merrill Lynch International during the period set out above is detailed in the attached:

http://www.rns-pdf.londonstockexchange.com/rns/9938N_1-2026-7-27.pdf

http://www.rns-pdf.londonstockexchange.com/rns/9938N_2-2026-7-27.pdf

http://www.rns-pdf.londonstockexchange.com/rns/9938N_3-2026-7-27.pdf

http://www.rns-pdf.londonstockexchange.com/rns/9938N_4-2026-7-27.pdf

http://www.rns-pdf.londonstockexchange.com/rns/9938N_5-2026-7-27.pdf

Enquiries:

Investor Relations

Victoria Buxton | IR_team@bat.com

Schedule of purchases - aggregate information

Issuer name	ISIN Code	Transaction date	Daily total volume (in number of shares)	Daily weighted average price of shares acquired	Platform
British American Tobacco p.l.c.	GB0002875804	20/07/2026	107,424	4,664.01p	LSE
British American Tobacco p.l.c.	GB0002875804	20/07/2026	19,311	4,660.42p	CHIX
British American Tobacco p.l.c.	GB0002875804	20/07/2026	7,859	4,661.86p	BATE
British American Tobacco p.l.c.	GB0002875804	21/07/2026	108,911	4,624.92p	LSE
British American Tobacco p.l.c.	GB0002875804	21/07/2026	15,655	4,627.46p	CHIX
British American Tobacco p.l.c.	GB0002875804	21/07/2026	6,012	4,628.08p	BATE
British American Tobacco p.l.c.	GB0002875804	22/07/2026	97,418	4,623.02p	LSE
British American Tobacco p.l.c.	GB0002875804	22/07/2026	17,102	4,627.84p	CHIX
British American Tobacco p.l.c.	GB0002875804	22/07/2026	6,671	4,627.82p	BATE
British American Tobacco p.l.c.	GB0002875804	23/07/2026	111,461	4,537.76p	LSE
British American Tobacco p.l.c.	GB0002875804	23/07/2026	23,258	4,544.07p	CHIX
British American Tobacco p.l.c.	GB0002875804	23/07/2026	7,031	4,543.56p	BATE
British American Tobacco p.l.c.	GB0002875804	24/07/2026	76,347	4,536.77p	LSE
British American Tobacco p.l.c.	GB0002875804	24/07/2026	23,128	4,535.48p	CHIX
British American Tobacco p.l.c.	GB0002875804	24/07/2026	8,405	4,534.34p	BATE